FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 8, 2006, regarding its results for the Second Quarter ended June 30, 2006.

2006 Second Quarter Results

Santiago, Chile, August 8, 2006 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced results for the second quarter ended June 30, 2006.	FINANCIAL HIGHLIGHTS

•  Banco de Chile (the “Bank”) recorded net income of Ch$ 55,287 million during 2Q06, setting a new record as the largest quarterly net income ever obtained by the Bank.

• With a strong ROAE of 31.2% for 2Q06, the Bank excelled the 18.0% average obtained by the Chilean financial system, for the same period.

• The Bank’s loan portfolio (net of interbank loans) expanded by 13.1% year on year and 3.9% quarter on quarter, reaching a market share of 17.9% as of June 2006.

• With a new reduction of past due loans as compared to total loans, to 0.75% as of June 2006, the Bank has persevered in its conservative risk policy that has led to low provision requirements. For 2Q06, provisions amounted to 0.3% of average loans, quite below the system’s comparable 0.7% ratio.

Selected Financial Data (in constant Ch$ as of June 30, 2006, except for percentages)	2Q05	1Q06	2Q06	% Change
				2Q06/2Q05

Income Statement (Millions, Chilean pesos)
Net financial income(1)	100,965	93,391	116,676	15.6%
Fees and income from services	34,065	32,440	32,453	(4.7)%
Gains (Losses) on financial instruments, net	5,998	2,354	(4,786)	-
Operating revenues	141,028	128,185	144,343	2.4%
Provisions for loan losses	(1,791)	(6,732)	(7,086)	295.6%
Operating expenses	(71,349)	(71,637)	(75,255)	5.5%
Net income	54,192	45,812	55,287	2.0%

Earnings per Share (Chilean pesos)
Earnings per share	0.82	0.67	0.80	(2.4)%
Book value per share	9.68	9.97	10.64	9.9%

Balance Sheet (Millions, Chilean pesos)
Total loans	7,775,846	8,450,436	8,783,581	13.0%
Total assets	10,928,376	11,062,157	11,500,808	5.2%
Shareholders' equity	642,526	678,798	734,228	14.3%

Ratios
Profitability
Return on average assets (ROAA)	2.00%	1.66%	1.93%
Return on average shareholders' equity (ROAE)	35.3%	22.9%	31.2%
Net financial margin(2)	4.2%	3.8%	4.6%
Efficiency ratio (operat. expenses/operat. revenues)	50.6%	55.9%	52.1%
Credit Quality
Past due loans / Total loans	1.09%	0.83%	0.75%
Allowances for loan losses/ Total loans	1.86%	1.69%	1.62%
Allowances for loan losses/ Past due loans	169.7%	202.6%	215.4%
Capital Adequacy
Total capital / Risk adjusted assets	11.3%	11.4%	11.7%

[1]	Net interest revenue, foreign exchange transactions and gains from derivative instruments, net.
[2]	Net financial income divided by average interest earning assets.

Second Quarter 2006 Highlights

Second Quarter 2006 Highlights

The Bank
  Strong net income. During 2Q06, the Bank continued exhibiting a strong net income, with an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.93% and 31.2%, respectively. Net income totaled Ch$55,287 million, 2.0% higher than the previous record figure of Ch$54,192 million in 2Q05.
  Successful international subordinated notes issuance. On June 15, 2006 Banco de Chile issued US$200 million worth of 6.25% subordinated notes due by 2016 in a 144A private placement transaction. The notes pay interest semiannually and were issued at a price of 99.743% equivalent to a spread of 130 basis points above Treasury. These instruments were rated A- by Fitch and BBB+ by Standard & Poor’s.
  Further BancoCredichile network expansion. Banco Credichile has opened 8 new branches and business centers during 2Q06, pursuant to its network expansion plan, intended to enhance its customer base, increase its loan volume and capture market share in the retail banking segment. In addition, 42 new automated teller machines of the Bank were installed during the same period.
  Banco de Chile’s foreign credit ratings were raised by Moody’s Investors Services. Banco de Chile’s long-term foreign currency deposits were upgraded to A2 from Baa1, with a stable outlook, while the short-term foreign currency deposits were upgraded to Prime-1 from Prime-2 by Moody’s Investors Services Agency. These rating decisions run in line with Moody’s upgrade of Chile’s foreign currency country ceiling for bank deposits from Baa1 to A2 as well as for bonds and notes from A2 to Aa3.
  Strengthening the retail sector. The Bank continued to strengthen its market position in the retail sector by launching different promotional campaigns fostering consumer lending (installment and credit cards loans). In addition, during 2Q06 the Bank’s insurance brokerage subsidiary launched a new disability and unemployment policy oriented to individuals. The Bank also initiated a commercial campaign to increase its market share in residential mortgage loans.
  Neos Plan. In May 2006 the Bank completed the migration of its commercial loans portfolio into the loans module of its new Core Banking System. This was a new step in the long-term modernization plan denominated “Neos”, and will be followed by the migration of the consumer loans portfolio.
  Issuance of shares. In accordance with the agreements of the 2006 Annual Shareholder’s Meeting held on March 23, 2006 regarding the partial capitalization of the 2005 net income, Banco de Chile issued and distributed 957,781,060 fully paid-in shares during last May. As a consequence, the Bank’s capital is divided into 69,037,564,665 registered shares, with no par value, all of which are fully paid and subscribed.
  In June 2006, Banco de Chile adopted new accounting guidelines. In accordance with requirements of the Chilean Superintendency of Banks, the Bank adopted new accounting rules for the registrations of its securities portfolio and derivative instruments. The application of these rules implied an increase of approximately Ch$960 million in capital reserve accounts, and had an effect in the net income of approximately Ch$230 million. See page 12.
  Banco de Chile received an important international award. Euromoney, a leading international financial services magazine, selected Banco de Chile as Best Bank in Chile in the 2006 Euromoney Awards for Excellence. This award is based on factors like profitability, market leadership, service quality and product innovation, among others.
  Important local recognitions. The Bank was nominated as the 2005 top company in terms of economic value generation (EVA) in the category of large financial institutions and one of the 100 top Chilean companies to invest in according to the annual survey conducted by the Chilean magazine Revista Capital. In addition, the Chilean business newspaper Diario Financiero listed the most outstanding Chilean companies in commercial terms, and chose Banco de Chile among those companies with largest sales in 2005. This award considers not only sales figures but also aspects related to performance and financial results.

Second Quarter 2006 Highlights

Financial System Highlights
  The Chilean Financial System continues to post strong earnings in the 2Q06 with net income of Ch$229,740 million, an increase of 8.2% as compared to last year’s same quarter. It is worth mentioning that 2Q06 figures are not totally comparable to prior periods as the current quarter includes the non-recurring effects derived from the adoption of the new accounting rules for securities and derivative instruments. ROAE for 2Q06 was 18.0% similar to 18.1% in 2Q05. The main contributors to net income growth were the annual expansion of loans and the positive impact of higher nominal interest rates on operating revenues. The financial system’s net income for 2Q06 remained almost stable compared to 1Q06 as higher operating revenue was compensated by higher losses from price level restatement.
  Total loans, net of interbank loans, as of June 30, 2006, totaled US$88,217 million, with annual and quarterly expansions of 15.6% and 3.4%, respectively. The annual expansion in terms of volume was principally fueled by the 14.8% expansion in commercial loans granted mainly to corporations followed by the good performance of the retail banking segment, with notable growths rates of 22.5% and 12.1% in consumer and mortgage loans, respectively. The quarterly figure reflects an overall recovery in the loan portfolio led by contingent and commercial loans, in terms of volume.

Second Quarter 2006 Highlights

Banco de Chile 2006 Second-Quarter Consolidated Results

NET INCOME

The Bank recorded a strong net income in 2Q06, amounting to Ch$55,287 million, 2.0% higher than the previous record figure of Ch$54,192 million registered in 2Q05.

Solid results in 2Q06 reflect much stronger performance in the Bank’s core business lines, thus more than compensating the negative results of the foreign branches and the lower earnings registered by the Bank’s subsidiaries. Indeed, the Bank itself registered an increase of 12.3% in its results in 2Q06 with respect to 2Q05.

The main drivers behind the year-on-year increase in net income were the 15.6% expansion of net financial income, and, to a lesser extent, higher other income and expenses derived from a tax expense release and higher earnings coming from assets received in lieu of payment that were previously charged off, which more than offset the lower amount of recovery of loans previously charged off and higher gross provision charges.

The Bank’s annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) stood at 1.93% and 31.2%, respectively, for 2Q06, slightly below the 2.00% and 35.3% comparative ratios for 2Q05 but quite above the 1.36% and 18.0% comparable figures for the Chilean financial system.

The decrease in net income coming from the Bank’s subsidiaries was mainly related to the Securities Brokerage company, that showed outstanding results during 2Q05 mainly associated to higher gains from investment securities and higher fee income related to stock transactions. Lower results registered by this subsidiary were partially offset by the better performance of the Insurance Brokerage and, to a lesser extent, by higher income obtained by the Financial Advisory subsidiary. The Insurance Brokerage continued to achieve sustained growth in its operations by offering a wide range of services to its clients. The good performance shown during 2Q06 mainly reflects some particular activities, promotions and campaigns made by this subsidiary in conjunction with the Bank’s sales force in order to increase the variety of insurance products distributed among the Bank’s customers. The Bank’s Financial Advisory subsidiary arranged and closed two important transactions during 2Q06, confirming its leadership in the Merger and Acquisition business in Chile. In both transactions, this subsidiary represented the buyers, an important Chilean food company and an international company related to the industrial cleaning service sector.

As far as the Bank’s foreign branches are concerned, their results in 2Q06 continued reflecting high advisory expenses related to the implementation of an improved organizational structure with additional risk control activities. Accordingly, personnel expenses also increased by 81.6% during 2Q06 as compared to 2Q05 as a consequence of additional employees incorporated during the last twelve-months.

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	2Q05	1Q06	2Q06	% Change
				2Q06/2Q05

Bank	48,521	40,904	54,479	12.3%
Foreign Branches	(858)	(1,611)	(3,620)	321.9%
Securities Brokerage	3,530	2,094	1,011	(71.4)%
Mutual Funds	2,192	2,363	2,120	(3.3)%
Insurance Brokerage	97	451	513	428.9%
Financial Advisory	9	1	106	1077.8%
Factoring	307	1,509	260	(15.3)%
Securitization	24	(21)	(21)	(187.5)%
Promarket (sales force)	17	19	25	47.1%
Socofin (collection)	302	65	368	21.9%
Trade Services	51	38	46	(9.8)%

Total Net Income	54,192	45,812	55,287	2.0%

Net income increased by 20.7% in 2Q06 as compared to 1Q06 principally as a result of higher net financial income mainly fueled by higher inflation and interest rates and by the increase in the loan portfolio involving overall market share gain. To a lesser extent, the increase was also explained by the release in May 2006 of an excess of tax provisions for the previous years, a one time effect at the non-operating income level, and to higher earnings from the sale of assets received in lieu of payment. The positive inflation effect at the net financial income level was partially compensated by higher losses from price level restatement and higher operating expenses, mainly related to higher business activity and technology and marketing expenses.

The subsidiaries’ net income declined by 32% between 2Q06 and the previous quarter, mainly as a result of the decline in net income of the Securities Brokerage and the Factoring companies. It is worth mentioning that the lower result of the Factoring company in 2Q06 compared to 1Q06 was mainly explained by: first, the impact of higher

Second Quarter 2006 Highlights

inflation rate during the current quarter as most of its assets, denominated in nominal Chilean pesos, were partially financed by UF denominated interest bearing liabilities; and secondly, by higher provisions for loan losses established as a result of a 32% expansion in the loan portfolio during 2Q06.

NET FINANCIAL INCOME

Net financial income increased to Ch$116,676 million in 2Q06 from Ch$100,965 million in 2Q05, as a result of a 4.7% growth in average interest earning assets and of a 43 basis points increase in net financial margin from 4.2% in 2Q05 to 4.6% in 2Q06.

Net Financial Income

(in millions of Chilean pesos)	2Q05	1Q06	2Q06	% Change
				2Q06/2Q05

Interest revenue	200,021	148,742	224,818	12.4%
Interest expense	(97,153)	(59,374)	(111,474)	14.7%
Foreign Exchange transactions, net	7,137	(6,662)	(7,278)	-
Gains (losses) from derivative
instruments, net	(9,040)	10,685	10,610	-

Net Financial Income(1)	100,965	93,391	116,676	15.6%

Avg. Int. earning assets	9,618,689	9,792,256	10,071,456	4.7%
Net Financial Margin(2)	4.2%	3.8%	4.6%	-

The main drivers that explained the 15.6% increase in net financial income were:

  the increase of nominal interest rates which resulted in higher earnings on the portion of interest earning assets funded by non-interest bearing liabilities, principally checking accounts. The increase in nominal interest rates was a consequence of the increase of the monetary policy interest rate to 5.0% as of June 2006 from 3.25% as of June 2005.
  the 13.0% annual expansion in the loan portfolio, which more than compensates the narrower lending spreads, especially in commercial loans, caused by a much more stringent competitive environment.
  a further shift towards higher yielding loans such as factoring, consumer and leasing contracts, reducing thus the importance of the investment portfolio which, in turn, has contracted by 20% in average terms during the last twelve-month period.
  a lower negative repricing effect in 2Q06 compared to 2Q05 derived from a lower increase in short-term interest rates (as the Bank’s liabilities reprice faster than its assets). The Chilean Central Bank increased the monetary policy interest rate in 50 basis points in 2Q05 compared to a 25 basis points increase in 2Q06.

In addition and as noted in the Bank’s highlights the implementation of new accounting standards implied the recognition of approximately Ch$230 million in results in 2Q06, which was accounted for in the Gains from derivative instruments line.

The aforementioned factors which positively affected the net financial income more than offset the negative effects of:

  a lower inflation rate, measured by the variation of the UF of 1.3% during 2Q06, compared to 1.7% in 2Q05, which implied that during 2Q06, the Bank earned lower interest income on the portion of UF denominated interest earning assets financed by nominal interest bearing liabilities and by non- interest bearing liabilities.
  less favorable funding structure as non-interest bearing liabilities contracted by 4.4% between 2Q06 and 2Q05 as a consequence of the increase in interest rates and the new inter-bank funds transfer system in place since 2005.

Net financial income for 2Q06 compared to 1Q06 increased by 24.9% mainly as a result of an 82 basis points increase in net financial margin and, to a lesser extent, to the 2.9% expansion in average interest earning assets. The increase in net financial margin principally reflected a sharp increase in the inflation rate, measured by the variation of the UF, to a positive 1.32% in 2Q06 from a negative 0.33% in 1Q06.

__________________________

1	Net interest revenue, foreign exchange transactions and gains from derivative instruments, net.
2	Net financial income divided by average interest earning assets.

Second Quarter 2006 Highlights

FEES AND INCOME FROM SERVICES, NET

Fees and income from services, net, by Company

(in millions of Chilean pesos)	2Q05	1Q06	2Q06	% Change
				2Q06/2Q05

Bank	19,748	18,619	17,497	(11.4)%
Mutual Funds	6,028	5,886	6,683	10.9%
Financial Advisory	93	83	239	157.0%
Insurance Brokerage	1,689	2,300	2,413	42.9%
Securities Brokerage	3,302	2,425	2,114	(36.0)%
Factoring	111	120	203	82.9%
Socofin	2,181	2,250	2,627	20.4%
Securization	77	23	24	(68.8)%
Promarket	0	0	0	-
Foreign Branches	783	685	594	(24.1)%
Trade Services	53	49	59	11.3%

Total Fees and Income
from Services	34,065	32,440	32,453	(4.7)%

Fees, net	34,262	34,412	34,637	1.1%
Other Services, net	(197)	(1,972)	(2,184)	-

Total fees and income from services reached Ch$32,453 million in 2Q06, a 4.7% decrease compared to the same period of the prior year. This decline was mainly driven by higher sales force and cobranding expenses and lower income related to assets received in lieu of payment (all of them accounted for as other services). Also, lower fee income generated by the Securities Brokerage subsidiary explained the mentioned decrease in total fees and income from services.

The increased sales force and cobranding expenses during 2Q06 are mainly a consequence of the Bank’s strategic decision of enhancing its retail customer base and promoting the usage of Banco de Chile credit cards. On the other hand, the decline in fees generated by the Securities Brokerage company was mainly explained by lower results from the trading of stocks and by the reduced activity level in the Chilean capital market, mainly related to IPOs and capital increases. These effects were more than offset by the almost 20% increase in fee income registered by the rest of the subsidiaries between both quarters.

Overall, the subsidiaries accounted for 44% of total consolidated fees and income from services, thus reflecting the Bank’s focus on cross-selling financial products such as insurance and mutual funds. It is worth mentioning that during 2Q06 the Bank registered higher fees related to its core products and services, such as cash management and payment services, ATMs, leasing contracts and lines of credit.

As compared to the preceding quarter, fees and income from services remained stable during 2Q06. Lower fee income associated to commercial loans, non recurring fees paid as related to the subordinated bond issuance and to the prepayment of a syndicated loan, higher sales force and cobranding expenses, together with lower fee income from securities brokerage were offset by increased fee income principally from mutual funds, cash management, collections of overdue loans and insurance brokerage related products.

Fees and income from services continue to be an important income source representing 22% of the Operating Revenues and allowing the Bank to compensate 43% of its Operating Expenses for 2Q06, on a consolidated basis.

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS, NET

Net Financial Income

(in millions of Chilean pesos)	2Q05	1Q06	2Q06	% Change
				2Q06/2Q05

Gains (losses) on financial instruments,net	5,998	2,354	(4,786)	-
Gains (losses) from derivative instruments, net	(9,040)	10,685	10,610	-

Gains from trading activities and derivatives instruments, net	(3,042)	13,039	5,824	-

Results on financial instruments for 2Q06 amounted to a loss of Ch$4,786 million compared to a gain of Ch$5,998 million for 2Q05. This decrease was primarily the result of losses resulting from the mark to market of investment securities held by the Bank and foreign branches during 2Q06 as a result of an increase of approximately 35 basis points in long-term real interest rates during the current quarter, implying the recognition of losses mainly in corporate bonds and mortgage finance bonds. On the contrary, during 2Q05 long term interest rates decreased thus implying positive earnings on the financial instruments of the Bank and the Securities Brokerage subsidiary.

The good results on trading activities during 1Q06 were mainly explained by the decrease on long-term interest rates during such quarter, which positively affected the market value of corporate and financial institution securities issued by both Chilean and foreign companies.

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses amounted to Ch$7,086 million in 2Q06 as compared to Ch$1,791 million in 2Q05. The extraordinary lower figure posted in 2Q05 was due to the payment of certain non-performing loans mainly related to the construction, real state and retail sectors during such quarter, to the upgrade of one important client’s risk category and, to a lesser extent, to higher recoveries of loans previously charged-off.

Second Quarter 2006 Highlights

Higher provisions for loan losses during 2Q06 as compared to the previous quarter, were mainly attributable to the loan portfolio expansion (3.9% in 2Q06 versus 1.9% in 1Q06) and to a loan payment related to the industrial sector which implied provisions release during 1Q06. Despite this increase, the ratio of net provisions to average loans remained stable at 0.3% in both quarters and continued to be below the system’s average of 0.7% .

Charge-offs as compared to average loans stood at 0.6% for the last two quarters, down from 1.11% in 2Q05, while recoveries to average loans reached 0.36% in 2Q06 as compared to 0.28% in the previous quarter and 0.49% in last year’s same quarter.

Allow ances and Provisions

(in millions of Chilean pesos)	2Q05	1Q06	2Q06	% Change
				2Q06/2Q05

Allow ances

Allow ances at the beginning of each period	157,315	142,859	142,510	(9.4)%
Price-level restatement	(2,856)	577	(2,091)	(26.8)%
Charge-off	(21,457)	(13,571)	(12,915)	(39.8)%
Provisions for loan losses established, net	11,307	12,645	14,923	32.0%

Allow ances at the end of each period	144,309	142,510	142,427	(1.3)%

Provisions for loan losses

Provisions for loan losses established	(11,307)	(12,645)	(14,923)	32.0%
Loan loss recoveries	9,516	5,913	7,837	(17.6)%

Provisions for loan losses	(1,791)	(6,732)	(7,086)	295.6%

Ratios

Allow ances for loan losses/ Total loans	1.86%	1.69%	1.62%
Provisions for loan losses / Avg. Loans	0.09%	0.32%	0.33%
Charge-offs / Avg. Loans	1.11%	0.64%	0.60%
Recoveries / Avg. Loans	0.49%	0.28%	0.36%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses amounted to a positive Ch$5,093 million in 2Q06 as compared to a loss of Ch$266 million in 1Q06 and of Ch$1,212 million in 2Q05. This increase was mainly driven by: (i) a non-recurring tax release of Ch$3,304 million originated from the recognition, in 2Q06, of a difference between the effective tax actually paid and what had been provisioned for prior periods, (ii) lower provisions and higher income from the sale of assets received in lieu of payment previously charged off and, to a lesser extent, (iii) to an increase in the earnings participation of equity investment in Servipag (a leading payment processing service company owned by Banco de Chile and Banco de Crédito e Inversiones).

OPERATING EXPENSES

Total operating expenses reached Ch$75,255 million during 2Q06, an increase of 5.5% equivalent to Ch$3,906 million as compared to 2Q05. Most of this increase was derived from foreign branches, registering an increase of 50% in their operating expenses between both periods. Operating expenses coming from the Bank increased by 2.8%, while those of subsidiaries remained flat.

Second Quarter 2006 Highlights

On a consolidated basis, higher operating expenses between 2Q06 and 2Q05 were mostly attributable to:
  higher advisory and personnel expenses in our foreign branches responding to the Bank’s decision to fully meet the requirements of US regulators in global compliance matters.
  increase in technology expenses, mainly related to advisories and software in line with the Bank’s focus on improving its efficiency and service quality.
  higher marketing expenses for promotional campaigns principally supporting consumer and mortgage loans and, higher personnel and rental expenses related to the enhanced network, including ATMs, according to the purpose of expanding the retail segment.

It is worth mentioning that these increases were partially muffled by lower indemnity payments, as compared to 2Q05 when non-recurring indemnity expenses were recorded responding mainly to the adjustments made to the Bank’s organizational structure in order to strengthening its new business model.

The 5.1% increase in operating expenses during 2Q06 as compared to the previous quarter, was also explained by higher expenses from: foreign branches, computer and technology services received, marketing and advertising activities and rentals related to the network expansion. The expansion of depreciation and amortization expenses is a consequence of the new components of the Neos Plan.

Concerning the efficiency ratio, it improved to 52.1% in 2Q06 from 55.9% in 1Q06, mostly due to the stronger increase in operating revenues.

Operating Expenses

(in millions of Chilean pesos)	2Q05	1Q06	2Q06	% Change
				2Q06/2Q05

Personnel salaries and expenses	(40,253)	(38,841)	(38,395)	(4.6)%
Adminis trative and other expenses	(26,576)	(28,366)	(32,081)	20.7%
Depreciation and amortization	(4,520)	(4,430)	(4,779)	5.7%

Total operating expenses	(71,349)	(71,637)	(75,255)	5.5%

Efficiency Ratio*	50.6%	55.9%	52.1%	-

* Operating expenses/Operating revenues

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Gains from price-level restatement decreased to Ch$5,939 million in 2Q06 compared to Ch$6,175 million during 2Q05, mainly as a consequence of the lower inflation rate used for adjustment purposes during 2Q06 (1.5% in 2Q06 compared to 1.8% in 2Q05).

INCOME TAX

In 2Q06, the Bank recorded a tax expense of Ch$5,869 million as compared to Ch$6,309 million in 2Q05, reflecting effective tax rates of 9.6% and 10.4%, in the respective periods.

LOAN PORTFOLIO

As of June 30, 2006, the Bank’s loan portfolio, net of interbank loans, totaled Ch$8,783,581 million. The important 13.1% and 3.9% annual and quarterly growth rates, respectively, have enabled the Bank to generate strong net financial income, notwithstanding continued pressure on loan spreads.

The quarterly loan growth performance was positively impacted by a higher growth pace shown by factoring contracts, contingent loans and residential mortgage loans financed by the Bank’s general borrowings (accounted for in other outstanding loans). Factoring contracts expanded by 31.9% during the quarter, helped by the Bank’s commercial incentives and further training of its executives. Contingent loans increased by 21.9% during 2Q06, principally fuelled by customers related to the financial services, construction and the commercial sectors. Residential mortgage loans expanded by 4.3% during the analyzed quarter as a result of the Bank’s decision of further increasing its participation in this product. Accordingly, during 2Q06 the Bank empowered branch personnel so as to serve mortgage customers through a specialized training program seeking to improve service and strengthened customer relations. Commercial and consumer loans, as well as leasing contracts, continued to perform well during 2Q06, posting a record high levels.

In terms of yearly volumes, the growth in commercial loans was the principal contributor to the annual increase in the overall loan portfolio, followed by contingent, consumer and residential mortgage loans. Higher yield assets such as lease and factoring contracts have also posted strong growths of 16.8% and 21.7%, respectively, during the last twelve months. Regarding consumer loans, its annual expansion of 22.2% in line with the Bank’s goal of increasing its market share in the retail segment, was supported by the launching of several consumer marketing campaigns and the emphasis in broadening its distribution network.

In terms of segments, both the retail and wholesale segment grew by 14% during the last twelve-month period.

Second Quarter 2006 Highlights

Loan Portfolio

(in millions of Chilean pesos)	Jun-05	March-06	Jun-06	% Change	% Change
				12-months	2Q06/1Q06

Commercial Loans	3,199,181	3,608,301	3,664,928	14.6%	1.6%
Mortgage Loans [1]	739,844	642,347	623,232	(15.8)%	(3.0)%
Consumer Loans	782,805	953,498	956,506	22.2%	0.3%
Foreign trade Loans	727,107	669,341	677,873	(6.8)%	1.3%
Contingent Loans	655,634	734,502	895,279	36.6%	21.9%
Others Outstanding Loans [2]	1,168,929	1,298,751	1,421,302	21.6%	9.4%
Leasing Contracts	409,481	473,363	478,330	16.8%	1.0%
Past-due Loans	85,043	70,333	66,131	(22.2)%	(6.0)%
Total Loans, net	7,768,024	8,450,436	8,783,581	13.1%	3.9%
Interbank Loans	7,822	0	0	(100.0)%	-

Total Loans	7,775,846	8,450,436	8,783,581	13.0%	3.9%

[1]	Mortgage loans financed by mortgage bonds.
[2]	Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

Loan Portfolio

(in millions of Chilean pesos)	Jun-05	March-06	Jun-06	% Change	% Change
				12-months	2Q06/1Q06

Commercial loans	68,377	53,257	51,166	(25.2)%	(3.9)%
Consumer loans	3,260	4,646	4,175	28.1%	(10.1)%
Residential mortgage loans	13,406	12,430	10,790	(19.5)%	(13.2)%

Total Past Due Loans	85,043	70,333	66,131	(22.2)%	(6.0)%

Past due loans amounted to Ch$66,131 million as of June 30, 2006, showing a 22.2% annual contraction, mainly derived by commercial loans related to the construction sector and, to a lesser extent, by residential mortgage loans. As a consequence, past due loans to total loans ratio dropped to 0.75% in 2Q06 from 1.09% in 2Q05. The continued reduction in past due loans reflects not only the good economic conditions prevailing in Chile, but also the Bank’s conservative credit criteria which, in turn, is also reflected in the coverage ratio of allowances to past due loans which increased to 215.4% in 2Q06 from 169.7% in 2Q05.

FUNDING

Total liabilities increased by 4.7% during the last twelve months amounting to Ch$10,766,579 million as of June 30, 2006, mainly as a result of a 10.6% increase in interest bearing liabilities, which more than offset the 6.7% decrease in non-interest bearing liabilities.

The annual increase in interest bearing liabilities was mainly attributable to a 28.5% growth in time deposits as a result of the continued increase in interest rates and, to a lesser extent, to an increase in subordinated and other bonds. Subordinated bonds increased during 2Q06 as the Bank issued, in the international market, U$200 million of subordinated notes maturing in 2016. The annual expansion of other bonds was principally related to a series of placements of 5-year bonds for a total amount of UF2.67 million in the local market during 3Q05.

The 6.7% annual contraction in non-interest bearing liabilities was mainly attributable to the 42.1% drop in bankers draft and other deposits mainly as a consequence of the new on-line high value payment clearing system which began to operate in 4Q05 through the new Combanc affiliate (Sociedad operadora de la Cámara de Pagos de Alto Valor S.A.), implying a decrease in the balance of bankers drafts and at the same time a decrease in the cash item in process of collection on the asset side. Regarding the current account balance, it has increased slightly by 1.2% during the last twelve-month period as a result of the successive increases in the monetary policy short-term reference interest rate.

The 3.7% quarterly increase in total liabilities was mainly in response to both the 3.5% increase in non-interest bearing liabilities and to the 3.8% increase in interest bearing liabilities. The non-interest bearing liabilities increase was related to higher balances in contingent liabilities, bankers drafts and derivative instruments. It is worth mentioning that derivative instruments have been included in this line during the current quarter following the new accounting regulations implemented by the Superintendency of Banks in Chile. The rise in interest

2006 Second Quarter Results

bearing liabilities was mainly fueled by higher balances in time deposits and by the aforementioned increase in subordinated bonds, which more than offset the decline in foreign borrowing and borrowings from domestic financial institutions. The decrease in foreign borrowings responded mainly to the prepayment of a syndicated loan made by the Bank during 2Q06.

Funding

(in millions of Chilean pesos)	Jun-05	March-06	Jun-06	% Change 12-months	% Change 2Q06 / 1Q06

Non-interest Bearing Liabilities
Current Accounts	1,555,357	1,573,057	1,574,584	1.2%	0.1%
Bankers drafts and other deposits	854,551	459,450	494,987	(42.1)%	7.7%
Derivatives intruments	28,015	42,156	64,322	129.6%	52.6%
Other Liabilities	1,073,752	1,088,337	1,140,980	6.3%	4.8%
Total	3,511,675	3,163,000	3,274,873	(6.7)%	3.5%
Interest Bearing Liabilities
Savings & Time Deposits	4,190,527	5,043,637	5,336,151	27.3%	5.8%
Central Bank Borrow ings	1,646	1,351	1,254	(23.8)%	(7.2)%
Repurchase agreements	309,176	205,162	264,730	(14.4)%	29.0%
Mortgage Finance Bonds	644,534	511,554	514,633	(20.2)%	0.6%
Subordinated Bonds	314,567	305,888	409,063	30.0%	33.7%
Other Bonds	280,442	324,692	326,030	16.3%	0.4%
Borrow ings from Domestic Financ. Inst.	262,241	174,711	122,400	(53.3)%	(29.9)%
Foreign Borrow ings	723,365	606,281	472,497	(34.7)%	(22.1)%
Other Obligations	47,676	47,082	44,948	(5.7)%	(4.5)%
Total	6,774,174	7,220,358	7,491,706	10.6%	3.8%

Total Liabilities	10,285,849	10,383,358	10,766,579	4.7%	3.7%

FINANCIAL INVESTMENTS

As of June 30, 2006, the Bank’s financial investments totaled Ch$1,253,745 million, representing a slight expansion of 0.5% as compared to March 2006, mainly driven by an increase in the stock brokerage investment portfolio principally in short-term Central Bank securities. This expansion was almost offset by a 6.9% decrease in short-term investments in foreign countries effected by our foreign branches. In terms of composition, in a context of increased interest rates, the Bank continued to maintain a short duration in its investment portfolio. It is worth mentioning that in accordance to the new classification guidelines for the financial investments, as of June 2006, 97% of the Bank’s investment portfolio is classified as trading securities, 2% as available for sale and 1% as held to maturity.

At June 30, 2006, the investment portfolio was allocated as follows:

2006 Second Quarter Results

SHAREHOLDERS’ EQUITY

As of June 30, 2006, the Bank’s Shareholders’ Equity totaled Ch$734,228 million (US$1,342 million), a 14.3% growth as compared to 2Q05, mainly due to an increase in capital and reserves, and to a lesser extent, to a 4.0% increase in the accumulated net income.

The larger amount of capital and reserves was related to both the sale of 2.5% of Banco de Chile’s shares during 3Q05 which implied an increase of Ch$58,325 million in the capital and reserves and to the capitalization of Ch$30,984 million of 2005 net income. Also, the application of the new accounting rules implied an increase of Ch$960 million in reserves.

As of June 30, 2006, on a consolidated basis, Basic Capital to Total Assets stood at 5.46% while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 11.7% . This last ratio registered an increase compared to the 11.4% of the previous quarter, mainly as a consequence of the subordinated notes issuance during June 2006. It is worth noting that both ratios are above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

2006 Second Quarter Results

NEW ACCOUNTING STANDARDS

In accordance with the requirements of the Chilean Superintendency of Banks, and in line with international accounting standards, new accounting rules for the valuation of securities and derivative instruments, as well as new guidelines for hedge accounting were adopted by the Chilean banking system in June, 2006.

The new accounting policies require that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the securities, as follows:

  Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as “held- to-maturity” securities and are reported at amortized cost.

  Debt and equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as “trading” securities and reported at fair value, with unrealized gains and losses recognized against the income statement.

  Debt and equity securities, not classified as either held-to-maturity securities or trading securities, are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains and losses recognized as reserves in a separate component of shareholders’ equity, net of taxes.

Additionally, the new guidelines require that all derivative instruments be recorded in the balance sheet at fair value.

The accounting of changes in fair value of derivative instruments depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in the “Gains from Trading Activities and Derivative Instruments” line. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged, recognizing thus three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and, (iii) hedging of net investment in foreign operations.

Changes in the fair value of derivatives that qualify for hedging activities, that are highly effective as hedge, are recorded in the Gains from Trading Activities and Derivative Instruments line or as Reserves, depending on whether the hedging satisfies the criteria for a fair value or cash flow hedge, respectively. The Bank, must record changes in the fair value of derivatives used as hedge of the net investment in foreign operations as Reserves, to the extent effective.

RECLASSIFICATION OF LINE ITEMS

Certain items within the Income Statements and Balances Sheet have been reclassified along with the new guidelines. For analysis purposes, these reclassifications were also done for prior periods. However, the new accounting standards regarding the fair value of derivatives instruments were not adopted for prior periods. As a consequence, the 2Q06 figures are not entirely comparable to prior quarters.

The main reclassified items were the following:

Balance Sheet

  The debt and equity securities were reclassified depending on the Bank’s intent and ability to hold the securities.

  Derivatives were reclassified from “Other Assets/Liabilities” line to “Derivative Instruments” line.

  Investments in mutual funds were reclassified from the “Financial Investment” line to “Other Assets”.

Income Statement

  All the results from derivative instruments have been reclassified to the line item “Gains from Trading Activities and Derivative Instruments, net” from the lines: (i) Foreign exchange transactions and, (ii) Fees and Income from Services, in the case of forwards UF-Ch$.

  The readjustments of assets and liabilities denominated in Chilean pesos, readjusted in accordance with changes in the U.S. dollar exchange rate, previously recorded as net interest revenue were reclassified to the “Foreign exchange transactions” line.

  The change in the value of investments in mutual funds was reclassified from “Net Interest Income” to “Fees and Income from Services”.

2006 Second Quarter Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2006 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	2Q05	1Q06	2Q06	2Q06	2Q06-2Q05	2Q06-1Q06	Jun.05	Dec.05	Jun.06	Jun.06	Jun.06-Jun.05
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS $

Interest revenue and expense
Interest revenue	200,021	148,742	224,818	410.8	12.4%	51.1%	305,251	690,950	371,362	678.5	21.7%
Interest expense	(97,153)	(59,374)	(111,474)	(203.7)	14.7%	87.7%	(128,745)	(313,575)	(169,971)	(310.6)	32.0%
Net interest revenue	102,868	89,368	113,344	207.1	10.2%	26.8%	176,506	377,375	201,391	367.9	14.1%

Income from services, net
Income from fees and other services	44,609	45,567	46,903	85.7	5.1%	2.9%	88,527	185,840	91,797	167.7	3.7%
Other services expenses	(10,544)	(13,127)	(14,450)	(26.4)	37.0%	10.1%	(21,029)	(46,919)	(27,383)	(50.0)	30.2%
Income from services, net	34,065	32,440	32,453	59.3	(4.7) %	0.0%	67,498	138,921	64,414	117.7	(4.6) %

Other operating income, net
Gains from trading activities and derivatives instruments, net	(3,042)	13,039	5,824	10.6	n/a	(55.3) %	13,914	(16,060)	18,670	34.1	34.2%
Foreign exchange transactions, net	7,137	(6,662)	(7,278)	(13.3)	n/a	9.2%	(3,218)	23,918	(13,842)	(25.3)	330.1%
Total other operating income, net	4,095	6,377	(1,454)	(2.7)	n/a	n/a	10,696	7,858	4,828	8.8	(54.9) %

Operating Revenues	141,028	128,185	144,343	263.7	2.4%	12.6%	254,700	524,154	270,633	494.4	6.3%

Provisions for loan losses	(1,791)	(6,732)	(7,086)	(12.9)	295.6%	5.3%	(7,554)	(22,270)	(13,719)	(25.1)	81.6%

Other income and expenses
Non-operating income	2,222	2,347	7,434	13.5	234.6%	216.7%	3,407	7,945	9,747	17.9	186.1%
Non-operating expenses	(3,665)	(2,864)	(2,812)	(5.1)	(23.3) %	(1.8) %	(5,676)	(15,098)	(5,632)	(10.2)	(0.8) %
Participation in earnings of equity investments	231	251	471	0.9	103.9%	87.6%	438	688	718	1.3	63.9%
Total other income and expenses	(1,212)	(266)	5,093	9.3	n/a	n/a	(1,831)	(6,465)	4,833	9.0	n/a

Operating expenses
Personnel salaries and expenses	(40,253)	(38,841)	(38,395)	(70.2)	(4.6) %	(1.1) %	(76,298)	(152,273)	(76,662)	(140.1)	0.5%
Administrative and other expenses	(26,576)	(28,366)	(32,081)	(58.6)	20.7%	13.1%	(50,646)	(110,124)	(60,028)	(109.7)	18.5%
Depreciation and amortization	(4,520)	(4,430)	(4,779)	(8.7)	5.7%	7.9%	(8,625)	(17,108)	(9,144)	(16.7)	6.0%
Total operating expenses	(71,349)	(71,637)	(75,255)	(137.5)	5.5%	5.1%	(135,569)	(279,505)	(145,834)	(266.5)	7.6%

Loss from price-level restatement	(6,175)	1,691	(5,939)	(10.9)	(3.8) %	n/a	(2,101)	(11,576)	(4,273)	(7.8)	103.4%

Income before income taxes	60,501	51,241	61,156	111.7	1.1%	19.3%	107,645	204,338	111,640	204.0	3.7%

Income taxes	(6,309)	(5,429)	(5,869)	(10.7)	(7.0) %	8.1%	(11,103)	(21,626)	(11,218)	(20.5)	1.0%

Net income	54,192	45,812	55,287	101.0	2.0%	20.7%	96,542	182,712	100,422	183.5	4.0%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of June 30, 2006, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$547.31 for US$1.00 as of June 30, 2006. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2006 Second Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2006 and millions of US dollars (MUS$))

ASSETS	Dec 04 MCh$	Jun 05 MCh$	Dec 05 MCh$	Mar 06 MCh$	Jun 06 MCh$	Jun-06 MUS$	% C h a n g e

							Jun 06-Jun 05 Jun 06-Dec 05 Jun 06-Mar 06

Cash and due from banks
Non-interest bearing	565,214	802,211	645,629	851,041	900,690	1,645.7	12.3%	39.5%	5.8%
Interbank deposits-interest bearing	367,614	452,491	20,932	42,319	101,791	186.0	(77.5%)	386.3%	140.5%
Total cash and due from banks	932,828	1,254,702	666,561	893,360	1,002,481	1,831.7	(20.1%)	50.4%	12.2%

Investments purchased under agreements to resell	27,557	30,701	47,209	24,994	63,982	116.9	108.4%	35.5%	156.0%

Financial investments
Trading securities	1,603,248	1,360,695	1,355,182	1,206,435	1,211,103	2,212.8	(11.0%)	(10.6%)	0.4%
Available for sale	28,612	29,485	23,797	25,424	26,244	48.0	(11.0%)	10.3%	3.2%
Held to maturity	17,614	18,009	15,584	15,859	16,398	30.0	(8.9%)	5.2%	3.4%
Total financial investments	1,649,474	1,408,189	1,394,563	1,247,718	1,253,745	2,290.8	(11.0%)	(10.1%)	0.5%

Loans, Net
Commercial loans	3,003,186	3,199,181	3,549,522	3,608,301	3,664,928	6,696.3	14.6%	3.3%	1.6%
Consumer loans	724,642	782,805	873,650	953,498	956,506	1,747.6	22.2%	9.5%	0.3%
Mortgage loans	858,741	739,844	677,721	642,347	623,232	1,138.7	(15.8%)	(8.0%)	(3.0%)
Foreign trade loans	627,444	727,107	556,828	669,341	677,873	1,238.6	(6.8%)	21.7%	1.3%
Interbank loans	15,918	7,822	25,287	0	0	0.0	(100.0%)	(100.0%)	n/a
Lease contracts	360,150	409,481	459,808	473,363	478,330	874.0	16.8%	4.0%	1.0%
Other outstanding loans	980,616	1,168,929	1,349,706	1,298,751	1,421,302	2,596.9	21.6%	5.3%	9.4%
Past due loans	88,699	85,043	72,134	70,333	66,131	120.8	(22.2%)	(8.3%)	(6.0%)
Contingent loans	556,064	655,634	731,533	734,502	895,279	1,635.8	36.6%	22.4%	21.9%
Total loans	7,215,460	7,775,846	8,296,189	8,450,436	8,783,581	16,048.7	13.0%	5.9%	3.9%
Allowance	(161,071)	(144,309)	(142,859)	(142,510)	(142,427)	(260.2)	(1.3%)	(0.3%)	(0.1%)
Total loans, net	7,054,389	7,631,537	8,153,330	8,307,926	8,641,154	15,788.5	13.2%	6.0%	4.0%

Derivative instruments	0	0	0	0	59,138	108.1	n/a	n/a	n/a

Other assets
Assets received in lieu of payment, net	16,894	15,390	10,565	9,677	9,102	16.6	(40.9%)	(13.8%)	(5.9%)
Bank premises and equipment	138,958	141,965	144,017	144,870	145,864	266.5	2.7%	1.3%	0.7%
Investments in other companies	5,669	7,303	7,239	7,356	7,426	13.6	1.7%	2.6%	1.0%
Other	280,768	438,589	386,898	426,256	317,916	580.8	(27.5%)	(17.8%)	(25.4%)
Total other assets	442,289	603,247	548,719	588,159	480,308	877.5	(20.4%)	(12.5%)	(18.3%)

Total assets	10,106,537	10,928,376	10,810,382	11,062,157	11,500,808	21,013.5	5.2%	6.4%	4.0%

2006 Second Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2006 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 04 MCh$	Jun 05 MCh$	Dec 05 MCh$	Mar06 MCh$	Jun 06 MCh$	Jun-06 MUS$	% C h a n g e

							Jun 06-Jun 05 Jun 06-Dec 05 Jun 06-Mar 06

Deposits
C urrent accounts	1,492,088	1,555,357	1,532,897	1,573,057	1,574,584	2,877.0	1.2%	2.7%	0.1%
Bankers drafts and other deposits	730,933	854,551	489,846	459,450	494,987	904.4	(42.1% )	1.0%	7.7%
Sav ing accounts and time deposits	3,837,326	4,190,527	4,663,999	5,043,637	5,336,151	9,749.8	27.3%	14.4%	5.8%
T otal deposits	6,060,347	6,600,435	6,686,742	7,076,144	7,405,722	13,531.2	12.2%	10.8%	4.7%

Borrowings
C entral Bank borrow ings	114,766	1,646	1,422	1,351	1,254	2.3	(23.8% )	(11.8% )	(7.2% )
Securities sold under agreements to repurchase	365,631	309,176	273,728	205,162	264,730	483.7	(14.4% )	(3.3% )	29.0%
M ortgage finance bonds	826,278	644,534	562,626	511,554	514,633	940.3	(20.2% )	(8.5% )	0.6%
Other bonds	190,118	280,442	328,276	324,692	326,030	595.7	16.3%	(0.7% )	0.4%
Subordinated bonds	278,926	314,567	308,642	305,888	409,063	747.4	30.0%	32.5%	33.7%
Borrow ings from domestic financial institutions	27,650	262,241	91,152	174,711	122,400	223.6	(53.3% )	34.3%	(29.9% )
Foreign borrow ings	623,775	723,365	668,769	606,281	472,497	863.3	(34.7% )	(29.3% )	(22.1% )
Other obligations	46,973	47,676	34,114	47,082	44,948	82.1	(5.7% )	31.8%	(4.5% )
T otal borrowings	2,474,117	2,583,647	2,268,729	2,176,721	2,155,555	3,938.4	(16.6%)	(5.0%)	(1.0%)

Derivative instruments	46,694	28,015	60,677	42,156	64,322	117.5	129.6%	6.0%	52.6%

Other liabilities
C ontingent liabilities	557,395	656,187	731,870	733,927	896,951	1,638.8	36.7%	22.6%	22.2%
Other	261,480	417,565	278,730	354,410	244,029	446.1	(41.6% )	(12.4% )	(31.1% )
T otal other liabilities	818,875	1,073,752	1,010,600	1,088,337	1,140,980	2,084.9	6.3%	12.9%	4.8%

Minority interest in consolidated subsidiaries	1	1	1	1	1	0.0	0.0%	0.0%	0.0%

Shareholders' equity
C apital and Reserv es	546,641	545,984	600,921	632,986	633,806	1,158.0	16.1%	5.5%	0.1%
N et income for the y ear	159,862	96,542	182,712	45,812	100,422	183.5	4.0%	(45.0% )	119.2%
T otal shareholders' equity	706,503	642,526	783,633	678,798	734,228	1,341.5	14.3%	(6.3%)	8.2%

Total liabilities & shareholders' equity	10,106,537	10,928,376	10,810,382	11,062,157	11,500,808	21,013.5	5.2%	6.4%	4.0%

2006 Second Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORM ATION

	Quarters			Year ended

	2Q05	1Q06	2Q06	Jun 05	Dec 05	Jun 06

Earnings per Share
Net income per Share (Ch$) (1)	0.82	0.67	0.80	1.45	2.68	1.45
Net income per ADS (Ch$) (1)	489.85	403.75	480.49	872.66	1,610.27	872.76
Net income per ADS (US$) (2)	0.85	0.77	0.88	1.51	3.13	1.59
Book value per Share (Ch$) (1)	9.68	9.97	10.64	9.68	11.52	10.64
Shares outstanding (Millions)	66,378	68,080	69,038	66,378	68,080	69,038

Profitability Ratios (3)(4)
Net Interest Margin	4.28%	3.65%	4.50%	3.79%	4.10%	4.09%
Net Financial Margin	4.20%	3.81%	4.63%	3.89%	4.19%	4.23%
Fees / Avg. Interest Earnings Assets	1.42%	1.33%	1.29%	1.45%	1.51%	1.31%
Other Operating Revenues / Avg. Interest Earnings Assets	0.17%	0.26%	-0.06%	0.23%	0.09%	0.10%
Operating Revenues / Avg. Interest Earnings Assets	5.86%	5.24%	5.73%	5.47%	5.69%	5.49%
Return on Average Total Assets	2.00%	1.66%	1.93%	1.85%	1.75%	1.80%
Return on Average Shareholders' Equity	35.33%	22.85%	31.16%	29.55%	26.66%	26.79%

Capital Ratios
Shareholders Equity / Total Assets	5.88%	6.14%	6.38%	5.88%	7.25%	6.38%
Basic capital / total assets	4.96%	5.68%	5.46%	4.96%	5.52%	5.46%
Basic Capital / Risk-Adjusted Assets(5)	7.26%	7.76%	7.41%	7.26%	7.49%	7.41%
Total Capital / Risk-Adjusted Assets(5)	11.32%	11.40%	11.71%	11.32%	11.23%	11.71%

Credit Quality Ratios
Past Due Loans / Total Loans	1.09%	0.83%	0.75%	1.09%	0.87%	0.75%
Allowance for loan losses / past due loans	169.69%	202.62%	215.37%	169.69%	198.05%	215.37%
Allowance for Loans Losses / Total Loans	1.86%	1.69%	1.62%	1.86%	1.72%	1.62%
Provision for Loan Losses / Avg.Loans (4)	0.09%	0.32%	0.33%	0.20%	0.29%	0.32%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	50.59%	55.89%	52.14%	53.23%	53.32%	53.89%
Operating Expenses / Average Total Assets (3)	2.63%	2.60%	2.63%	2.60%	2.68%	2.62%
Loans per employee (million Ch$) (1)	815	814	827	815	817	827

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	9,618,689	9,792,256	10,071,456	9,310,119	9,213,660	9,859,499
Avg. Assets (million Ch$)	10,844,746	11,008,149	11,434,026	10,444,435	10,439,100	11,139,746
Avg. Shareholders Equity (million Ch$)	613,637	801,790	709,711	653,483	685,234	749,826
Avg. Loans (million Ch$)	7,732,670	8,479,533	8,654,927	7,538,942	7,603,215	8,504,573
Avg. Interest Bearing Liabilities (million Ch$)	6,873,665	7,069,749	7,448,326	6,530,962	6,553,178	7,206,798

Other Data
Inflation Rate	1.59%	0.58%	1.48%	1.81%	3.66%	2.06%
Exchange rate (Ch$)	578.92	527.70	547.31	578.92	514.21	547.31
Employees	9,542	10,384	10,618	9,542	10,159	10,618

Notes
(1) These figures were expressed in constant Chilean pesos as of June 30, 2006.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

2006 Second Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager